Filed Pursuant to Rule 424(b)(3)

Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 8 DATED MARCH 27, 2017

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated April 11, 2016, Supplement No. 1 dated May 19, 2016, Supplement No. 2 dated June 17, 2016, Supplement No. 3 dated August 19, 2016, Supplement No. 4 dated November 16, 2016, Supplement No. 5 dated February 2, 2017, Supplement No. 6 dated February 17, 2017 and Supplement No. 7 dated March 15, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the close down of our public offering.

Status of the Close Down of our Public Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of up to $500 million in Class A shares and up to $500 million in Class T shares.

We previously disclosed that we would close our primary offering to new subscriptions commencing five business days after reaching the $200 million threshold. On March 24, 2017, we crossed such threshold, having received, as of the close of business on such day, aggregate gross offering proceeds of approximately $203.9 million in our primary offering, consisting of approximately $150.9 million from the sale of approximately 14.0 million Class A shares and approximately $53.0 million from the sale of approximately 5.0 million Class T shares.

In connection with the close down, we will accept subscription agreements only if they are received by our transfer agent, DST Systems, Inc., on or before the close of business on March 31, 2017 (the “Close Date”). For non-qualified account subscriptions received by the Close Date, such accounts must be in good order and generally be fully funded no later than the close of business on April 7, 2017. For qualified account and other custodial account subscriptions received by the Close Date, such subscriptions must be in good order no later than the close of business on April 7, 2017 and the funds must generally be received no later than the close of business on May 12, 2017.

As of March 24, 2017, we had also received aggregate gross offering proceeds of approximately $1.7 million from the sale of Class A shares and Class T shares pursuant to our distribution reinvestment plan. We currently plan to continue to offer shares under our distribution reinvestment plan beyond the Close Date; however, we may terminate the distribution reinvestment plan offering at any time.